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TYPE:             425
SEQUENCE:         1
DESCRIPTION:      RULE 425 COMMUNICATIONS

Filer:              Trimark Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:           Trimark Holdings, Inc.
Commission File No.:       0-18613

On September 21, 2000, Trimark Holdings, Inc. issued the following press release:

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FOR IMMEDIATE RELEASE               TRIMARK PICTURES          TOM J. EKMAN
                                    JEFF GONZALEZ, CFO        SITRICK AND CO.
                                    (310) 314-2000            (310) 788-2850

               TRIMARK HOLDINGS, INC. REPORTS 4TH QUARTER 2000 AND
                                YEAR END RESULTS
           NET EARNINGS UP 133% FOR THE QUARTER AND 211% FOR THE YEAR

MARINA DEL REY, CA, September 21, 2000, --Trimark Holdings, Inc. (Nasdaq: TMRK) reported today net earnings for the fourth quarter ended June 30, 2000 of $868,000 or $.19 per share, an increase of $3,463,000 or 133% compared with a net loss of $2,595,000 or $.60 per share for the same quarter in the prior year. Net earnings for the fiscal year ended June 30, 2000 were $5,711,000 or $1.24 per share, an increase of $10,872,000 or 211% compared with a net loss of $5,161,000 or $1.19 per share for the prior fiscal year. The substantial increase in net earnings enabled the Company to reduce its outstanding debt balance by 30%.

Mark Amin, Chairman & CEO, said, "This has been the most eventful year in Trimark's 16 year history. After posting some of the most profitable quarters in recent history, launching and developing our newest Internet enterprise, CinemaNow, and signing a merger agreement with Lions Gate Entertainment (AMEX:LGF), we are preparing to forge ahead into an exciting new era of our business."

Net revenue was $28,490,000 for the three months ended June 30, 2000, an increase of $2,617,000 or 10%, compared to $25,873,000 for the same period in the prior fiscal year. The increase in net revenue was primarily due to the theatrical release of "Held Up," starring Jamie Foxx, along with an increase in foreign distribution revenue as the Company released five new productions into the foreign market during the three month period. Net revenue for the fiscal year ended June 30, 2000 was $95,534,000 compared to $92,143,000 for the prior year.

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                  Merger with Lions Gate Entertainment Corp.


Trimark's special meeting of stockholders is scheduled for October 12, 2000 to vote upon its previously announced proposed merger with a wholly owned subsidiary of Lions Gate Entertainment Corp. The record date for the meeting is August 31, 2000. The Registration Statement on Form S-4 was declared effective by the Securities and Exchange Commission on September 8, 2000, and distribution to Trimark stockholders of printed proxy materials began on that date. An electronic version of the proxy materials is accessible via the "EDGAR" system of the Securities and Exchange Commission. Lions Gate's shareholder meeting is scheduled for September 26, 2000.

Upcoming theatrical releases include "What's Cooking," starring Joan Chen, Julianna Margulies, Mercedes Ruehl, Kyra Sedgwick and Alfre Woodard, which opens in November, and "Songcatcher," starring Janet McTeer and Aidan Quinn, which opens in December.

Trimark Home Video will continue building upon its strong sell-thru slate in the 4th quarter of 2000. Streeting in October are "Saturday Night Live: The Best of Politics" and "Hercules in New York," starring Arnold Schwarzenegger and featuring his real voice for the first time ever. November sell-thru releases include the highly anticipated 3-tape set from the popular cartoon series "Voltron," "Saturday Night Live: The Best of Tim Meadows" and "The World's Most Amazing Videos Vol.3&4."

Upcoming rental releases include the successful theatrical release "The Last September," "The Bogus Witch Project," starring Pauly Shore, "Eye of the Killer," starring Kiefer Sutherland, "Prince of Central Park," starring Danny Aiello, Harvey Keitel, Cathy Moriarity and Kathleen Turner, and "Uninvited Guest," starring Mekhi Phifer, Mari Morrow, Malinda Williams, Mel Jackson and Wanya Morris.

Trimark Holdings, Inc. is a broad-based entertainment company which produces, acquires and distributes motion pictures both domestically and internationally under the Trimark Pictures banner; licenses to the broadcast industry under the Trimark Television

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moniker; and distributes to the domestic home video market under the Trimark
Home Video label.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE, INCLUDING THE COMPANY'S FUTURE OPERATING RESULTS, ARE FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. OTHER MATTERS, UNCERTAINTIES AND RISKS ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC REPORTS, INCLUDING THE PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER.

INVESTOR NOTICE: INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE IT CONTAINS IMPORTANT INFORMATION. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Trimark and Lions Gate. Investors and security holders may obtain a free copy of such filing and other documents filed by Trimark and Lions Gate with the SEC at the SEC's website at www.sec.gov or from the companies.

Trimark and its officers and directors may be deemed to be participants in the solicitation of proxies from Trimark's stockholders with respect to the merger and related transactions. Certain information regarding such officers and directors is contained in the proxy statement/prospectus and is included in Trimark's Proxy Statement for its 1999

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Annual Meeting of Stockholders filed with the SEC on October 21, 1999. These documents are available free of charge at the SEC's website (www.sec.gov) and may be obtained for free from Trimark by directing a request to Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292, Attention: Investor Relations, telephone (310) 314-2000.

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                             TRIMARK HOLDINGS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             ------------------------------------------------------
             (Dollars in Thousands, Except Income (Loss) Per Share)

                                                       Year Ended
                                                        June 30,
                                                  ---------------------
                                                    2000         1999
                                                  --------     --------
Net revenues                                      $ 95,534     $ 92,143

Film costs and distribution expenses                75,625       81,188
                                                  --------     --------

        Gross Profit                                19,909       10,955
                                                  --------     --------

Operating expenses:

   Selling                                           7,055        7,209
   General and administrative                        7,044        5,465
   Bad debt                                            343         (288)
                                                  --------     --------

                                                    14,442       12,386
                                                  --------     --------

        Operating income (loss)                      5,467       (1,431)

Other (income) expenses:

   Interest expense                                  2,639        3,849
   Interest and investment income                   (3,026)         (79)
   Minority Interest                                  (259)         -
                                                  --------     --------

                                                      (646)       3,770
                                                  --------     --------

        Income (loss) before income taxes            6,113       (5,201)

Income taxes                                           402          (40)
                                                  --------     --------

          Net income (loss)                       $  5,711     $ (5,161)
                                                  --------     --------

     Weighted average number of common shares:

        basic                                        4,623        4,341
                                                  ========     ========
        Fully diluted                                4,647        4,341
                                                  ========     ========
     Net income (loss) per common share:

        Basic                                     $   1.24     $  (1.19)
                                                  ========     ========
        Fully diluted                             $   1.23     $  (1.19)
                                                  ========     ========